SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FIRST COMMUNITY FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement ☐ ..  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCFG Employee Stock Ownership Plan ("KSOP")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 439,430 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 439,430 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
439,430 Shares - Under SEC rules, the KSOP is considered to beneficially own these shares with Messrs. Martin and Panowicz, and Colleen Hoss as Trustees of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.01%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Colleen Hoss

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,780 Shares (Includes 8,400 shares which could acquired within 60 days by the exercise of stock options.

	6.	Shared Voting Power 439,430 Shares

	7.	Sole Dispositive Power 9,780 Shares (Includes 8,400 shares which could acquired within 60 days by the exercise of stock options.

	8.	Shared Dispositive Power 439,430 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
449,210 Shares - Ms. Hoss disclaims beneficial ownership of the 439,430 shares considered beneficially held solely because of her role as a trustee of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.23%

12.	Type of Reporting Person (See Instructions)

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick L. Martin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 89,596 Shares

	6.	Shared Voting Power 439,430 Shares

	7.	Sole Dispositive Power 89,596 Shares

	8.	Shared Dispositive Power 439,430 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
529,026 Shares -Mr. Martin disclaims beneficial ownership of the 439,430 shares considered beneficially held solely because of his role as a trustee of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.05%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Richard Panowicz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100,716 Shares

	6.	Shared Voting Power 439,430 Shares

	7.	Sole Dispositive Power 100,716 Shares

	8.	Shared Dispositive Power 439,430 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
540,146 Shares - Mr. Panowicz disclaims beneficial ownership of the 439,430 shares considered beneficially held solely because of his role as a trustee of the KSOP.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.30%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer FIRST COMMUNITY FINANCIAL GROUP, INC.
	(b)	Address of Issuer's Principal Executive Offices 721 College Street SE Lacey, WA 98503 P. O. Box 3800 Lacey, WA 98509-3800

Item 2.
	(a)	Name of Person Filing FCFG Employee Stock Ownership Plan (“KSOP”) Colleen Hoss Patrick L. Martin A. Richard Panowicz
	(b)	Address of Principal Business Office or, if none, Residence 721 College Street SE Lacey, WA 98503 P. O. Box 3800 Lacey, WA 98509-3800
	(c)	Citizenship Washington, United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number Not Applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 439,430 Shares by KSOP 449,210 Shares by Colleen Hoss 529,026 Shares by Patrick L. Martin 540,146 Shares by A. Richard Panowicz
	(b)	Percent of class: 10.01%

(c)	Number of shares as to which the person has:

	(i)	(ii)	(iii)	(iv)
	Deemed to have Sole Power to Vote or to Direct the Vote	Deemed to have Shared Power to Vote or the Direct the Vote	Deemed to have Sole Power to Dispose or to Direct the Disposition	Deemed to have Shared Power to Dispose or the Direct the Disposition

KSOP	0	439,430	0	439,430
Hoss	9,780	439,430	9,780	439,430
Martin	89,596	439,430	89,596	439,430
Panowicz	100,716	439,430	100,716	439,430

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2003
Date
/s/ Colleen Hoss, Trustee
Signature

Colleen Hoss, SVP Human Resources First Community Financial Group, Inc.

See exhibit 1: Joint Filing Agreement